

December 27, 2021

Keith Jaffee
Chief Executive Officer
Banyan Acquisition Corp
400 Skokie Blvd
Suite 820
Northbrook, Illinois 60062

>   **Re: Banyan Acquisition Corp**
>   **Amended Registration Statement on Form S-1**
>   **Filed on December 2, 2021**
>   **File No. 333-258599**

Dear Mr. Jaffee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2021 letter.

Amended Registration Statement on Form S-1 filed December 2, 2021

General

1.   We note that the class B common stock will automatically convert at the time of the initial business combination, but may convert before the initial business combination at the option of the holder. Please explain the reasons why a shareholder of class B common shares would convert into class A common shares prior to the completion of the initial business combination and explain whether they would gain any rights as holders of class A common shares that they would not be entitled to as holders of class B common share.

2.   We note the disclosure on page 13 that you may reduce the exercise price of the warrants for certain periods of time in certain circumstances at your sole discretion. Please also clearly disclose the "certain circumstances" and "certain periods of time" that you may reduce the exercise price, including whether there is a minimum period of time during which the exercise price may be reduced. Please also clarify how you will notify warrant holders of this reduction in the exercise price. Lastly, clarify whether this provision would also apply to the private placement warrants.

<u>Exhibits</u>

3.   We note the decrease in the offering size and the change in the fraction of a warrant per unit and the additional changes relating to the change in the offering. Please re-file all exhibits that changed as a result of these changes.

     You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Brian Hecht